Exhibit 99.1

Caledonia Mining Corporation Plc

Enactment of Zimbabwe’s 2026 National Budget

(NYSE AMERICAN, AIM and VFEX: CMCL)

St Helier, January 6, 2026 – Caledonia announces that, further to its announcements of December 1, 2025 and December 19, 2025, the Republic of Zimbabwe’s Finance Act, 2025 has been passed which enacts the 2026 National Budget. The enacted provisions confirm the position outlined in the announcement of December 19, 2025. Specifically:

•	The higher royalty rate of 10% will only apply if the gold price exceeds US$5,000 per ounce.

•	The other proposed changes to the tax and royalty regime that were highlighted in the announcement of December 1, 2025 have been withdrawn.

Caledonia confirms that no amendments are therefore required to the Bilboes Gold Project Technical Report Summary, which was published on November 25, 2025, as a result of the changes proposed in the Budget that were highlighted in Caledonia’s announcement of December 1, 2025.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

1

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Information and statements contained in this document that are not historical facts are “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking statements can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking statements in this document include: that Caledonia believes that there should be no amendments required to the Bilboes Gold Project Technical Report Summary due to the budget. These forward-looking statements are based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements.

Security holders, potential security holders and prospective investors should be aware that forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the group does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)), availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Group’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations, and the other risks discussed in Caledonia’s most recent Form 20-F annual report and other filings made with the U.S. Securities and Exchange Commission. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking statements for the purposes of preparing each announcement; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information, future events or other such factors which affect these statements, except as required by law.

2